SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   FORM 12B-25


                                                COMMISSION FILE NUMBER:  0-29672
                                                                        --------


                           NOTIFICATION OF LATE FILING
                           ---------------------------


                                  (Check  One):

  [ X ]  Form 10-K     [  ]  Form 11-K     [  ]  Form 20-F     [  ]  Form 10-Q

For  Period  Ended:    September  30,  2000

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART  I-  REGISTRANT  INFORMATION
---------------------------------

Full Name of Registrant: Forecross  Corporation
                         ----------------------
Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 90 New Montgomery St.
                                                           ---------------------
City, State and Zip  Code: San  Francisco,  California  94105
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PART  II  -  RULE  12B-25(B)AND  (C)
------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable  effort  or  expense;

[ X ]   (b)  The subject annual report or portion thereof will be  filed  on  or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date:
             and

[   ]   (c)  The accountant's  statement  or  other  exhibit  required  by  Rule
             12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE
-----------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


     The  Registrant's  Annual  Report  on  Form  10-K for the fiscal year ended
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     September 30, 2000  could not  be filed  within the  prescribed time period
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     because  the  Registrant  has   experienced   unanticipated  delays  in the
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     collection and  compilation of  certain information required to be included
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     in the Form 10-K,  and  in  the completion of the drafting of the Form 10-K
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     for filing.   Such delays could not be eliminated by the Registrant without
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     unreasonable effort or expense.    The  Form 10-K  will be filed as soon as
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     practicable,  but  in  no  event  later  than  the  fifteenth  calendar day
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     following the prescribed due date.
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PART  IV  -  OTHER  INFORMATION
-------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

             Bernadette C. Castello                          (415)  543-1515
             ----------------------------                    ---------------
             (Name)                            (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?    If  the  answer  is  no,  identify  report(s):

                                              [ X ]   Yes             [   ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ X ]   Yes             [   ]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Fiscal  1999  net  loss  was  $2,731,000  and  fiscal  2000  net  loss  was
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     $1,504,000,  which  included a $954,000 one-time non-cash charge related to
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     the issuance of stock warrants in  the  second quarter.   Revenue increased
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     from $3,460,000 in 1999 to $3,939,000 in 2000, with the $1,855,000 increase
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     in migration revenue more than offsetting  the $1,430,000 reduction in year
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     2000  revenue.    Cost  of  revenue  decreased  from  $2,746,000 in 1999 to
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     $1,356,000 in 2000  primarily  due  to  a reduction by attrition related to
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     year 2000 staff, a reduction in the use of contractors, the end of fees  to
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     year  2000  distributors,  and strict  cost  control.   Operating  expenses
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     increased from $2,892,000 in 1999 to $3,774,000 in 2000, however,  $954,000
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     of the increase was the charge for issuing  stock  warrants.   Research and
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     development  expenses  increased by $185,000 with reductions  in  year 2000
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     development offset by increases in new product development and the addition
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     of a director of technology.   Sales and marketing  expenses  decreased  by
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     $327,000,  primarily  due  to  the  end  of fees to year 2000 distributors.
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     General  and  administrative  expenses,  excluding  the  warrant   expense,
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     increased by $70,000.  Interest/Other expenses  decreased  from $554,000 in
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     fiscal 1999 to $313,000 in 2000 with the reduced use of bank borrowing  and
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     the conversion of notes payable to senior officers into stock.
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



                              FORECROSS CORPORATION
                              ---------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    December  29, 2000           By:    /s/ Bernadette C. Castello
                                      Name:  Bernadette  C. Castello
                                      Title: Senior Vice President and
                                             Chief Financial Officer


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